UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 1-10683

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBNA Corporation 401(k) Plus Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBNA Corporation
1100 King Street
Wilmington, Delaware 19984-0131

MBNA CORPORATION 401 (k) PLUS SAVINGS PLAN
Index to Financial Statements, Supplemental Schedule, and Exhibits

Report of Independent Registered Public Accounting Firm

To the Pension and 401(k) Plan Committee of MBNA Corporation

We have audited the accompanying statements of net assets available for benefits of MBNA Corporation 401(k) Plus Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Baltimore, Maryland
June 21, 2004

MBNA CORPORATION 401(k) PLUS SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002

ASSETS
Investments at fair value:
Interest in registered investment companies	$270,766,158	$174,913,939
Common Stock of MBNA Corporation	214,010,436	168,551,531
Collective investment funds	139,226,735	104,644,002
Participant loans	34,391,066	31,274,724

	658,394,395	479,384,196
Investments at contract value:
Guaranteed investment contracts	112,705,258	101,073,866

Total investments	771,099,653	580,458,062
Contributions receivable	1,202	118,291
Income receivable	933,372	773,283

Total assets	772,034,227	581,349,636

LIABILITIES
Payable for securities purchased	-	1,081,076
Accrued expenses and other liabilities	286,562	217,839

Total liabilities	286,562	1,298,915

Net assets available for benefits	$771,747,665	$580,050,721

The accompanying notes are an integral part of the financial statements.

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MBNA CORPORATION 401(k) PLUS SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2003

ADDITIONS
Investment income:
Net realized and unrealized appreciation in fair value of investments	$116,219,864
Income from interest in registered investment companies	3,794,474
Dividends on Common Stock of MBNA Corporation	3,183,312
Income from collective investment funds	6,856,651
Interest income from participant loans	2,262,716

Total investment income	132,317,017
Contributions:
Participant	59,790,952
Employer	28,442,787

Total contributions	88,233,739

Total additions	220,550,756

DEDUCTIONS
Benefits paid to participants or beneficiaries	27,813,842
Administrative expenses	1,039,970

Total deductions	28,853,812

Net increase	191,696,944
Net assets available for benefits at beginning of year	580,050,721

Net assets available for benefits at end of year	$771,747,665

The accompanying notes are an integral part of the financial statements.

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MBNA CORPORATION 401(k) PLUS SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Note A: Description of the Plan

The following description of the MBNA Corporation 401(k) Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Compensation and Benefits Department of MBNA Corporation (the “Corporation”).

General

The Plan is a defined contribution plan that is intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees of the Corporation located in the United States who have been employed by the Corporation for one or more years and have completed at least one thousand hours of service in any one year (“Participant”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The designated trustee of the Plan and custodian of the Plan's investments is The Northern Trust Company (“Northern Trust”).

Contributions

For eligible Participants, the Corporation automatically contributes 1% of an eligible Participant’s base salary in cash. Eligible Participants may contribute up to a maximum of 25% of their base salary on a pre-tax basis and 15% on an after-tax basis, with the first 6% matched at a rate of 50% by the Corporation in cash. Contributions are subject to certain additional limitations.

Vesting

All contributions to the Plan, including amounts contributed by the Corporation, are immediately 100% vested.

Participant’s Accounts

Five or more separate accounts may be created for each Participant under the Plan, as the Pension and 401(k) Plan Committee of MBNA Corporation (the “Committee”) deems appropriate. Such accounts will include the Qualified Nonelective Contribution Account, Before-Tax Contribution Account, Employer Matching Contribution Account, After-Tax Contribution Account and Rollover Account. Each account shall be credited or debited as of each business day or any other date specified by the Committee (referred to as the valuation date) with an allocable portion of the earnings (or losses) of the investment funds in which the accounts are invested, based on the account balances as of the day following the last valuation date, adjusted for contributions and loan repayments since the preceding valuation date.

Withdrawals

Under certain circumstances the Plan permits Participants to make withdrawals from their accounts during employment. The amount which a Participant may withdraw is determined based on the value of the Participant’s account as of the most recent valuation date following their request. Only two such withdrawals will be permitted in any calendar year, except for “hardship withdrawals” as defined in the Summary Plan Description. The minimum amount of any withdrawal is $200. All withdrawals are subject to certain limitations and/or penalties, the extent of which is based upon the type of withdrawal, reason for withdrawal, age of participant and type of account from which money is being withdrawn.

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Investment Options

The Plan offers eight investment options. A Participant's contribution may be invested in 5% increments in any of the available funds. However, Participants may not direct more than 25% of the current contributions being credited to their accounts to be invested in the MBNA Stock Fund. Participants have the option to change the contributions and investments once a month or as determined by the Committee. The Plan's investment options are:

Asset Class	Fund	Fund Name/Description

Stable	Fixed Income Fund (a)	Dwight Asset Management Fixed Income Fund
Bond	Bond Fund	Bond Fund of America
Balanced	Diversified Fund	American Balanced Fund
Large Company Stock	Index Fund	Barclays Global Investors Equity Index Fund
Large Company Stock	Growth Fund	MFS Research Fund
Mid Company Stock	Moderate Aggressive Fund	Baron Asset Fund
Small to Mid Company Stock	Aggressive Growth Fund (b)	PBHG Growth Fund
Company Stock	MBNA Stock Fund	Common Stock of MBNA Corporation

(a)	Comprised of the SEI Stable Asset Fund, the Short-term Investment Fund, Guaranteed Investment Contracts, and Synthetic Guaranteed Investment Contracts.
(b)
Fund was closed to new investments as of February 27, 2004. In addition, the fund will be eliminated as an investment option on December 31, 2004. If Participants did not redirect their contributions prior to February 27, 2004, their contributions were automatically redirected into the Moderate Aggressive Fund.

Participant Loans

A Participant may not have more than two loans outstanding at any time; only one loan may be made to a Participant during any Plan year; and only one loan may be made during any six-month period.

The maximum amount of any loan to a Participant may not exceed the lesser of $50,000 or 50% of their account balance. Each Participant loan bears a rate of interest as determined by the Committee on a quarterly basis. The interest rate is fixed for the duration of the loan. At December 31, 2003 interest rates on Participant loans ranged from 5.00% to 10.50%. At December 31, 2002 interest rates on Participant loans ranged from 5.75% to 10.50%. Loans are repaid through payroll deductions in equal installments within five years, unless the proceeds of the loan are used to purchase the Participant’s primary residence, in which event the term may be up to thirty years.

Payment of Benefits

Upon termination of a Participant’s employment for any reason, whether by retirement, resignation, discharge, death or disability, the Participant, or the Participant’s designated beneficiaries upon death, is entitled to receive the balance credited to his or her account. A Participant may elect to receive an immediate distribution or, if the balance credited to their account exceeds $5,000, elect to defer receipt until attaining age 65 if they separate from service before age 65. Distributions will be based upon the value of the Participant’s account as of the valuation date preceding the distribution.

If a Participant’s account is valued at $5,000 or less, in the absence of an election from the Participant, the account balance is automatically paid in a lump sum. If a Participant’s account is valued at more than $5,000, the account may be distributed in a lump sum payment or in monthly, quarterly, semiannual, or annual installments of approximately equal amounts over a period not to exceed the lesser of 10 years or the life expectancy of the Participant or beneficiary. Alternatively, a Participant may rollover the account to another qualified plan or to an individual retirement account.

Administrative Expenses

Administrative expenses, including amounts paid to Northern Trust for acting as trustee and custodian of the Plan's investments, are paid by the Plan.

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Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right to terminate the Plan in whole or in part at any time; however, in such circumstances, the Participants would receive the full value of their accounts.

Note B: Significant Accounting Policies

Basis of Accounting

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. For purposes of comparability, certain prior period amounts have been reclassified.

Investment Valuation and Income Recognition

The Plan’s investments are stated at aggregate fair market value, except for guaranteed investment contracts (see Note D: Guaranteed Investment Contracts). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Interest in registered investment companies (mutual funds) and investments in collective investment funds are stated at the Plan's interest in the fair value of the underlying assets in the registered investment companies and collective investment funds. Participant loans are carried at the amount borrowed by the Participant less principal repayments, which approximates fair value.

The difference between fair value and cost of investments held, and net realized gain or loss on sale of investments (difference between the proceeds received and the average cost of investments sold), is reflected in the Statement of Changes in Net Assets Available for Benefits as net realized and unrealized appreciation in fair value of investments.

Payment of Benefits

Benefits are recognized when paid.

Note C: Investments

The net realized and unrealized appreciation in fair value of the Plan’s investments was as follows:

For the Year Ended
December 31, 2003

Interest in registered investment companies	$41,056,130
Common Stock of MBNA Corporation	54,310,766
Collective investment funds	20,852,968

Total net realized and unrealized appreciation in fair value of investments	$116,219,864

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Individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2003 and 2002 are as follows:

	December 31,

	2003	2002

Interest in registered investment companies:
American Balanced Fund	$93,640,213	$62,235,429
MFS Research Fund	75,552,679	49,170,487
Baron Asset Fund (a)	39,323,534

Common Stock of MBNA Corporation	214,010,436	168,551,531

Collective investment funds:
Barclays Global Investors Equity Index Fund	105,357,194	65,174,273
SEI Stable Asset Fund (b)		34,066,670

Guaranteed investment contracts (“GIC”):
CDC-FP synthetic GIC	41,933,526	32,731,943
State Street Bank & Trust synthetic GIC	43,198,429	33,596,640

(a)	Fair value did not exceed 5% or more of the Plan’s net assets available for benefits at December 31, 2002.
(b)	Fair value did not exceed 5% or more of the Plan’s net assets available for benefits at December 31, 2003.

Note D: Guaranteed Investment Contracts

Guaranteed investment contracts, both traditional and synthetic, owned by the Plan are fully benefit responsive and are stated at contract value (which represents contributions made under the contract, plus interest earned, less withdrawals and administrative expenses). Certain contracts contain early withdrawal penalties, except those that fulfill benefits elected by Participants in accordance with the terms of the contract. A fully benefit responsive guaranteed investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by the Plan Participants exercising their rights to withdraw, borrow, or transfer funds under the terms of the Plan.

The traditional guaranteed investment contracts held by the Plan at December 31, 2003 and 2002 had Standard and Poor’s ratings ranging from AA to AAA. The Plan holds fixed rate and variable rate guaranteed investment contracts. The variable rate guaranteed investment contracts reprice quarterly. The contract value of the guaranteed investment contracts approximates fair value.

A synthetic guaranteed investment contract is an investment contract in which the Plan owns the underlying assets. With synthetic guaranteed investment contracts, the Plan purchases a benefit responsive wrapper contract issued by an independent third party that provides market and cash flow risk protection to the Plan. Synthetic guaranteed investment contracts are valued at contract value because the Plan will receive such value and only such value if the contract is accessed to pay Participant benefits or transfers.

The contract value of the Plan’s synthetic guaranteed investment contracts at December 31, 2003 approximated fair value. The fair value of the underlying assets for the Plan’s synthetic guaranteed investment contracts exceeded the contract value by $3,603,368 at December 31, 2002.

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The Plan’s investments in guaranteed investment contracts presented in the aggregate for the years ended December 31, 2003 and 2002 were as follows:

	December 31,

	2003	2002

Contract value	$112,705,258	$101,073,866
Fair value	112,705,258	104,677,234
Weighted average yield	5.22%	5.41%
Crediting interest rate ranging from	4.02% to 7.67%	4.02% to 7.67%
Maturity dates ranging from (a)	2004 to 2008	2003 to 2008

(a)
Synthetic guaranteed investment contracts, with a fair market value of $87,506,437 and $69,931,951, at December 31, 2003 and 2002, respectively, do not have a stated maturity and are periodically reviewed by Dwight Asset Management to ensure the contract terms remain reasonable in comparison to the market.

Note E: Transactions with Parties In-Interest

For the years ended December 31, 2003 and 2002, the Plan received dividend income of $3,183,312 and $2,314,199, respectively, on shares of MBNA Corporation Common Stock held by the Plan. At December 31, 2003 and 2002 the Plan also had a dividend receivable of $855,841 and $612,118, respectively, on shares of MBNA Corporation Common Stock held by the Plan. The dividend receivable is included in income receivable on the Statement of Net Assets Available for Benefits.

Note F: Tax Status

The Plan received a determination letter from the Internal Revenue Service dated April 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

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Note G: Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,

	2003	2002

Net assets available for benefits per the financial statements	$771,747,665	$580,050,721
Amounts allocated to withdrawing Participants (a)	(392,741)	(110,437)

Net assets available for benefits per Form 5500	$771,354,924	$579,940,284

(a)	Amounts allocated to withdrawing Pparticipants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

The following is a reconciliation of benefits paid to Participants or beneficiaries according to the financial statements to Form 5500:

For the Year Ended
December 31, 2003

Benefits paid to Participants or beneficiaries per the financial statements	$27,813,842
Add: amounts allocated to withdrawing Participants at December 31, 2003 (a)	392,741
Less: amounts allocated to withdrawing Participants at December 31, 2002 (a)	(110,437)

Benefits paid to Participants or beneficiaries per Form 5500	$28,096,146

(a)	Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

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Attachment to Form 5500
EIN: 52-1713008
PN: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (1)
MBNA Corporation 401(k) Plus Savings Plan
December 31, 2003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment		Current Value

Investments at Fair Value
Interest in registered investment companies:
American Balanced Fund	5,415,860	units	$93,640,213
MFS Research Fund	4,319,764		75,552,679
Baron Asset Fund	897,183		39,323,534
Bond Fund of America	2,308,459		31,187,282
PBHG Growth Fund	1,744,102		31,062,450

Total interest in registered investment companies			270,766,158

Common Stock of MBNA Corporation (2)	8,612,090	shares	214,010,436

Collective investment funds:
Barclays Global Investors Equity Index Fund	3,226,867	units	105,357,194
SEI Stable Asset Fund (3)	29,537,079		29,537,079
Short-term investment fund (3)			4,332,462

Total collective investment funds			139,226,735

Participant loans (with interest rates ranging from 5.00% and 10.50% and
maturity dates through 2033) (2)			34,391,066

Total investments at fair value			658,394,395

Investments at Contract Value
Traditional guaranteed investment contracts (“GIC”) (3):
The Travelers GIC (#17695)	7.43%		6,378,594
Metropolitan Life GIC (#28718)	4.07		5,236,591
Allstate GIC (#6356)	4.02		5,209,431
New York Life GIC (#31133)	7.67		3,889,477
Principal Life (#46425)	6.17		3,507,256
Monumental GIC (#04179)	5.45		3,351,954

Total traditional guaranteed investment contracts			27,573,303
Synthetic guaranteed investment contracts (3):
Dwight Target 2 Fund			26,680,403
Dwight Target 5 Fund			15,253,123

CDC-FP synthetic GIC (#1081)	3.87		41,933,526

Dwight Target 5 Fund			31,633,365
Dwight Target 2 Fund			11,565,064

State Street Bank & Trust synthetic GIC (#97056)	4.90		43,198,429

Total synthetic guaranteed investment contracts			85,131,955

Total investments at contract value			112,705,258

Total investments			$771,099,653

(1)	Historical cost omitted as all investments are Participant-directed.
(2)	Party-in-interest.
(3)	A component of the Dwight Asset Management Fixed Income Fund.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MBNA Corporation 401(k) Plus Savings Plan

Date: June 28, 2004	/s/	Vernon H.C. Wright

Vernon H.C. Wright
On behalf of the Pension and 401(k) Plan Committee of MBNA Corporation

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